UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41879

GARDEN STAGE LIMITED

(Translation of registrant’s name into English)

30th Floor, China Insurance Group Building

141 Des Voeux Road Central

Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Announcement of Notice Convening Extraordinary General Meeting

On August 13, 2026, Garden Stage Limited (the “Company”) sent a Notice of Extraordinary General Meeting (the “Notice”) to be held on August 26, 2026, at 11:00 pm local time (11:00 am Eastern time on August 26, 2026) in a virtual meeting format at: https://meeting.vstocktransfer.com/GARDENSTAGEAUG26, for the purposes of considering and, if thought fit, approving and adopting the following shareholders’ resolutions:

Resolution 1:

AN ORDINARY RESOLUTION THAT the authorized share capital of the Company be increased FROM US$50,000 divided into (i) 2,453,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each TO US$1,000,000 divided into (i) 49,953,750 Class A ordinary shares of a par value of US$0.02 each and (ii) 9,250,000 Class B ordinary shares of a par value of US$0.0001 each (the “Increase in Authorized Share Capital”).

Resolution 2:

A SPECIAL RESOLUTION THAT subject to and conditional upon the approval for resolutions 1 the adoption of the third amended and restated memorandum and articles of association of the Company (the “Third M&A”), in the form of Exhibit A attached to the proxy statement, in substitution for and to the exclusion of the existing second amended and restated memorandum and articles of association of the Company in its entirety with immediate effect.

Resolution 3:

AN ORDINARY RESOLUTION THAT (i) the transfer agent and share registrar of the Company be authorized to update the register of members of the Company, and (ii) the registered office provider be authorized to make such filings with the Registrar of Companies in the Cayman Islands as may be necessary to reflect the Increase in Authorized Share Capital and the adoption of the Third M&A.

Resolution 4:

AN ORDINARY RESOLUTION THAT the chairperson of the EGM be directed to adjourn the EGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the resolutions 1 – 3.

A copy of the Notice is attached hereto as Exhibit 99.1 and a copy of the proposed Third M&A is attached hereto as Exhibit 99.2, and such exhibits are incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description
99.1	Notice of Extraordinary General Meeting of the Company.
99.2	Form of Third Amended and Restated Memorandum and Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Garden Stage Limited

Date: August 20, 2026	By:	/s/ Sze Ho, CHAN
	Name:	Sze Ho, CHAN
	Title:	Chief Executive Officer

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